Exhibit 99.1

Tricon Completes Breakout Year with Strong Q4 2021 Financial Results and Operating Metrics

TORONTO--(BUSINESS WIRE)--March 2, 2022--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today its consolidated financial results for the year ended December 31, 2021.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the fourth quarter, including the following highlights:

  Net income from continuing operations increased by 67% year-over-year to $127.0 million compared to $75.8 million in Q4 2020; diluted earnings per share from continuing operations increased by 28% year-over-year to $0.46 compared to $0.36 per share in Q4 2020;
  Core funds from operations ("Core FFO") increased by 10% year-over-year to $45.6 million driven by solid operating performance in the single-family rental portfolio and higher fees generated from new Investment Vehicles created during the year. Core FFO per share decreased by $0.02 to $0.15 due to an increase in the diluted weighted average shares outstanding resulting primarily from the U.S. public offering and private placement completed on October 12, 2021;1
  Same home Net Operating Income ("NOI") for the single-family rental business grew by 10.3% year-over-year and same home NOI margin increased by 0.8% to 68.3%. Same home occupancy increased by 0.3% year-over-year to 97.6%, and blended rent growth was 8.8% (comprised of new lease rent growth of 19.1% and renewal rent growth of 5.7%). In addition, Tricon's continued focus on resident retention led to a record-low annualized same home turnover rate of 16.3%;1
  The Company continued to grow its single-family rental portfolio through the organic acquisition of 2,016 homes during the quarter at an average price of $335,000 per home (including up-front renovations) for a total acquisition cost of $675 million, of which Tricon's proportionate share was equal to $203 million;
  Positive trends continued into the new year, with same home rent growth of 8.3% in January 2022, including 19.1% growth on new leases and 6.3% growth on renewals, while the same home occupancy increased to 97.9%. The steady pace of acquisitions is expected to continue into 2022, with management forecasting approximately 1,800 to 2,000 home acquisitions in Q1 2022; and
  On October 7, 2021, the Company’s common shares were listed for trading on the New York Stock Exchange. On October 12, 2021, the Company closed a public offering and concurrent private placement of common shares resulting in a total issuance of 46,248,746 common shares for aggregate gross proceeds of approximately $570 million.

In addition to strong quarterly operational and financial results, Tricon achieved several significant strategic milestones in 2021:

  During the year, the Company entered into two strategic single-family rental joint venture partnerships with institutional investors: (i) SFR JV-HD, which was upsized in Q4 2021 from $300 million to $450 million of total equity commitments, is expected to acquire up to 5,000 newly built single-family rental homes from national and regional homebuilders with approximately $1.5 billion of purchasing potential (including associated leverage), and (ii) SFR JV-2, which is expected to acquire approximately 18,000 single-family homes through resale channels in its U.S. Sun Belt target markets with approximately $5.0 billion of purchasing potential (including associated leverage);
  In March 2021, the Company entered into a new joint venture with Canada Pension Plan Investment Board to invest up to C$500 million of equity capital in build-to-core multi-family rental projects in the Greater Toronto Area;
  In the same month, the Company sold an 80% interest in its U.S. multi-family rental portfolio to two institutional investors. The transaction generated gross sales proceeds of approximately $432 million to Tricon, which strengthened the Company's balance sheet and reduced its leverage;
  With these new joint ventures completed during 2021, the Company increased its third-party Assets Under Management ("AUM") by $4.0 billion or 139% year-over-year to $6.8 billion, and increased its total AUM by $4.9 billion or 55% year-over-year to $13.7 billion;
  On September 9, 2021, the Company completed the redemption of its outstanding 5.75% extendible convertible unsecured subordinated debentures due March 31, 2022 and issued a total of 16,449,980 common shares in connection with the conversion and redemption of the aggregate principal amount of $172.4 million, further reducing its leverage; and
  On an annual basis, Core FFO per share increased by 12% year-over-year from $0.51 to $0.57, meeting the Company's Core FFO per share target of $0.52 to $0.57 one year ahead of schedule.

“Tricon’s fourth quarter marked yet another period of exceptional growth and operational milestones, with our single-family rental portfolio growing by 28.3% year-over-year, proportionate NOI increasing 17.6%, and same home NOI growing by 10.3% year-over-year. We successfully surpassed our three-year Core FFO per share target set in 2019 one year ahead of schedule, while at the same time reducing our balance sheet leverage ratio over the past two years by nearly half, to 7.8x net debt to Adjusted EBITDAre.2 I’m extremely proud of our team’s accomplishments and thankful for the support of our shareholders along the way,” said Gary Berman, President and CEO of Tricon. “As we look ahead to another year of growth, Tricon is well positioned with the operational team, technology, capital and market opportunity in place to take our business to 50,000 homes and beyond. But we also have an incredible opportunity to build a platform for doing good – by providing new homes through our build-to-rent business to alleviate America’s housing shortage, and by assisting our residents in their pursuit of home ownership and financial well-being through our recently announced Tricon Vantage program. We strongly believe that our holistic and sustainable approach to growth will benefit all of our stakeholders and create an enduring legacy for our company by inspiring others to follow.”

Financial Highlights
For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2021	2020	2021	2020

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$126,977	$75,808	$517,089	$112,637
Fair value gain on rental properties	261,676	106,995	990,575	220,849
Income (loss) from investments in U.S. residential developments	10,530	10,191	31,726	(61,776)

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.47	0.38	2.34	0.56
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.46	0.36	2.31	0.56

Net income (loss) from discontinued operations	—	5,670	(67,562)	3,776
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	—	0.03	(0.31)	0.02
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	—	0.03	(0.31)	0.02

Dividends per share (1)	$0.058	$0.055	$0.225	$0.207

Weighted average shares outstanding - basic	268,428,784	194,679,682	219,834,130	194,627,127
Weighted average shares outstanding - diluted	270,953,420	212,445,547	222,118,737	195,795,473

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO") (3)	$45,630	$41,430	$152,021	$113,217
Adjusted funds from operations ("AFFO") (3)	36,548	33,985	121,594	85,342

Core FFO per share (4)	0.15	0.17	0.57	0.51

AFFO per share (4)	0.12	0.14	0.45	0.38

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

(3) Performance share unit (PSU) expense of $1,520 and $3,633 for the three and twelve months ended December 31, 2020, respectively, have been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,520 and $3,633 increase in Core FFO and AFFO for the three and twelve months ended December 31, 2020, respectively.

(4) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which was 306,247,538 and 268,562,442 for the three and twelve months ended December 31, 2021, respectively, and 247,739,665 and 223,849,152 for the three and twelve months ended December 31, 2020, respectively.

Net income from continuing operations in the fourth quarter of 2021 was $127.0 million compared to $75.8 million in the fourth quarter of 2020, and included:

  Revenue from single-family rental properties of $123.4 million compared to $94.4 million in the fourth quarter of 2020, driven by 28.0% growth in the number of rental homes to 29,149 and an 8.7% increase in average effective monthly rent, partially offset by a 2.4% decrease in occupancy driven by an accelerated pace of acquisition of vacant homes.
  Direct operating expenses of $40.0 million compared to $30.7 million in the fourth quarter of 2020, reflecting the growth in size of the single-family rental portfolio, higher property tax expenses associated with increasing property values, and incremental repairs and maintenance expenses as a result of a tighter labor market and supply chain delays.
  Revenue from private funds and advisory services of $17.7 million compared to $10.3 million in the fourth quarter of 2020 largely as a result of the syndication and internalization of property management functions of the U.S. multi-family portfolio, an increase in performance fees earned in the quarter, and higher development fees generated from Johnson communities.
  Fair value gain on rental properties of $261.7 million compared to $107.0 million in the fourth quarter of 2020 as a result of significantly higher home values for the single-family rental portfolio. The appreciation in home prices is attributable to a number of factors, including strong population and job growth in the U.S. Sun Belt markets, low mortgage interest rates, and a relatively low supply of new construction.

Net income from continuing operations for the year ended December 31, 2021 was $517.1 million compared to $112.6 million for the year ended December 31, 2020, and included:

  Revenue from single-family rental properties of $441.7 million and direct operating expenses of $145.8 million compared to $367.0 million and $121.2 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $50.2 million attributable to the organic expansion of the single-family rental portfolio as well as strong rent growth.
  Income from investments in U.S. residential developments of $31.7 million compared to a loss of $61.8 million in 2020; results in the current year reflect healthy project performance in the for-sale housing market and contrast with the comparative period when a major fair value adjustment was taken at the onset of the COVID-19 pandemic due to rapidly deteriorating business fundamentals.
  Fair value gain on rental properties of $990.6 million compared to $220.8 million in the prior year, for the reasons discussed above.

Core funds from operations ("Core FFO") for the fourth quarter of 2021 was $45.6 million, an increase of $4.2 million or 10% compared to $41.4 million in the fourth quarter of 2020. This growth in Core FFO reflects greater fees earned by the Company's Private Funds and Advisory business from new Investment Vehicles formed during the year and NOI growth from the single-family rental business as discussed above. The fourth quarter of 2020 also benefited from a $7.1 million current tax recovery, which did not occur in the current year.

Core FFO increased by $38.8 million or 34% to $152.0 million for the twelve months ended December 31, 2021, compared to $113.2 million in the prior year, for the same reasons discussed above. The full-year Core FFO also includes higher income from investments in U.S. residential developments, driven by improved project performance during the year.

Adjusted funds from operations ("AFFO") for the three and twelve months ended December 31, 2021 was $36.5 million and $121.6 million, respectively, an increase of $2.6 million (8%) and $36.3 million (42%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher recurring capital expenditures associated with a larger single-family rental portfolio as well as inflationary cost pressures.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars, except percentages)	2021	2020	2021	2020

Total rental homes managed			29,237	22,794
Net operating income (NOI)(1)	$59,354	$50,476	$221,655	$197,528
Same home net operating income (NOI) margin(1)	68.3%	67.5%	67.8%	66.9%
Same home net operating income (NOI) growth	10.3%	N/A	7.2%	N/A
Same home occupancy	97.6%	97.3%	97.6%	97.2%
Same home annualized turnover	16.3%	22.6%	19.7%	23.3%
Same home average quarterly rent growth - renewal	5.7%	3.0%	4.9%	3.4%
Same home average quarterly rent growth - new move-in	19.1%	11.2%	17.1%	9.6%
Same home average quarterly rent growth - blended	8.8%	5.5%	8.2%	5.2%

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $59.4 million for the three months ended December 31, 2021, an increase of $8.9 million or 17.6 % compared to the same period in 2020. The favorable variance in NOI was primarily driven by an $11.6 million or 15.9% increase in rental revenues reflecting the growth in portfolio size (Tricon's proportionate share of rental homes was 19,707 in Q4 2021 compared to 17,698 in Q4 2020) as well as higher average monthly rent ($1,591 in Q4 2021 compared to $1,464 in Q4 2020). Other revenue also increased by $1.5 million or 61.4% as ancillary services such as smart-home technology and renters insurance were provided to more residents. This favorable change in revenue was partially offset by direct operating expenses which increased by $4.2 million or 16.8% driven by higher costs incurred on a larger portfolio of homes, including increased material and labor costs associated with supply chain delays and a tighter labor market, respectively.

Single-family rental same home NOI growth was 10.3% in the fourth quarter of 2021, driven by revenue growth of 8.9% reflecting a 6.7% higher average monthly rent ($1,562 in Q4 2021 compared to $1,464 in Q4 2020) coupled with a 30 basis point improvement in occupancy to 97.6% and ancillary revenue growth of 42.3%. This positive variance was partially offset by a 6.1% increase in operating expenses primarily driven by higher property taxes, incremental material and labor costs as explained above, and additional costs incurred to provide ancillary services to more residents.

Single-Family Rental Investment Activity

The Company continued to grow its single-family rental portfolio through the acquisition of an additional 2,016 homes during the quarter, bringing its total managed portfolio to 29,149 rental homes. The homes were purchased at an average cost per home of $335,000, including up-front renovations for a total acquisition cost of $675 million, of which Tricon's share was approximately $203 million. For the first quarter of 2022, Tricon anticipates acquiring approximately 1,800 to 2,000 homes.

On November 23, 2021, the Company announced its plans to deliver over 3,000 rental units in 23 new home communities across the U.S. Sun Belt through the Company's existing single-family rental investment vehicles, THPAS-JV1 and SFR JV-HD. The 23 communities are located across ten metropolitan areas and the Company is currently on track to deliver 600 new homes in these communities by the end of 2022. The full pipeline is expected to be delivered by the end of 2024.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  Tricon's share of U.S. multi-family rental NOI was $3.9 million compared to $3.2 million for the same period in 2020, a $0.7 million or 20.6% increase on a same-property basis. The growth in NOI is mainly driven by a $0.7 million or 13.0% year-over-year increase in revenue buoyed by a 3.0% year-over-year rise in occupancy to 96.6%, a 7.1% year-over-year improvement in average monthly rent and a decline in concessions associated with improved leasing demand. Total operating expenses remained stable at $2.3 million as higher property management costs incurred from a competitive labor market and rising material prices were fully offset by recoveries from property tax appeals during the quarter;
  In the Canadian multi-family business, The Selby achieved occupancy of 97.8% (a 10.8% year-over-year increase) owing to management's successful execution of targeted marketing and resident retention strategies, and the stabilization of overall market conditions in downtown Toronto;
  Across Tricon's Canadian residential developments portfolio, construction continues to progress on schedule, with the majority of projects under construction being funded by construction loans. Of note, The Taylor in downtown Toronto is on track to secure its first occupancy in Q2 2022;
  In addition, the Company successfully completed the sale of the 7 Labatt development project in downtown Toronto, generating total distributions to Tricon of $15.1 million (including $0.3 million of performance fees) or a ~15% internal rate of return; and
  Tricon's investments in U.S. residential developments generated $18.1 million of distributions to the Company in the fourth quarter of 2021, including $3.3 million in performance fees.

Change in Net Assets

Tricon's net assets were $3.1 billion at December 31, 2021, increasing significantly both sequentially as well as on a year-over-year basis. Tricon’s net assets grew by $0.7 billion and $1.4 billion when compared to $2.4 billion and $1.7 billion as at September 30, 2021 and December 31, 2020, respectively. These increases were primarily attributable to fair value gains of $0.3 billion and $1.0 billion for the three and twelve months ended December 31, 2021. Accordingly, Tricon's book value (net assets) per common share outstanding also increased by 6% sequentially to $11.22 (C$14.22) as at December 31, 2021 compared to $10.61 (C$13.52) as at September 30, 2021, or 25% on a year-over-year basis compared to $8.98 (C$11.44) as at December 31, 2020.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility which was undrawn and available to the Company as at December 31, 2021. The Company also had approximately $177 million of unrestricted cash on hand, resulting in total liquidity of $677 million compared to $637 million as at September 30, 2021.

As at December 31, 2021, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.3 billion, reflecting a pro-rata net debt to assets ratio of 34.9%.3 For the three months ended December 31, 2021, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 7.8x.

Full-Year 2022 Guidance

The following table highlights guidance for the Company's Core FFO per share and same home metrics for the upcoming fiscal year:

For the years ended December 31	2021 Actual	2022 Guidance

Core FFO per share	$0.57	$0.60	-	$0.64

Same home revenue growth	5.9%	7.0%	-	9.0%
Same home expense growth	3.2%	6.5%	-	8.5%
Same home NOI growth	7.2%	7.0%	-	9.0%
Single-family rental home acquisitions	6,574			8,000+

Note: Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to the “Non-IFRS Measures” and Section 6 of the Company's MD&A for definitions. See also the “Forward-Looking Information” section, as the figures presented above are considered to be “financial outlook” for purposes of applicable Canadian securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company. The reader is cautioned that this information is forward-looking and actual results may vary materially from those reported. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

Quarterly Dividend

On March 1, 2022, the Board of Directors of the Company declared a dividend of $0.058 (USD) per common share payable on or after April 15, 2022 to shareholders of record on March 31, 2022.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 10 a.m. ET on Thursday, March 3, 2022 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID # 3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 1 p.m. ET on March 3, 2022, until midnight ET on April 2, 2022. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the year ended December 31, 2021, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s annual report filed on Form 40-F. The financial information therein is presented in U.S. dollars. Shareholders have the ability to receive a hard copy of the complete audited Financial Statements free of charge upon request.

The Company has also made available on its website supplemental information for the three and twelve months ended December 31, 2021. For more information visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information visit www.triconresidential.com.

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage, anticipated home acquisitions, the single-family rental unit acquisition and development pipeline and the benefits to the Company of such factors. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; fluctuation in interest rates and volatility in financial markets; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company, as well as the risks described in the Company’s Annual Information Form in respect of the year ended December 31, 2021, available on SEDAR at www.sedar.com. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2022 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this press release are based upon what management currently believes to be reasonable assumptions, (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth; increased internalization of maintenance activities and improved management efficiencies accompanying portfolio growth; and the availability of single-family homes meeting the Company’s acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Net income from continuing operations attributable to Tricon's shareholders	$125,122	$74,008	$51,114	$512,817	$109,546	$403,271

Fair value gain on rental properties	(261,676)	(106,995)	(154,681)	(990,575)	(220,849)	(769,726)
Fair value gain on Canadian development properties	(10,098)	—	(10,098)	(10,098)	—	(10,098)
Fair value loss on derivative financial instruments and other liabilities	72,783	16,418	56,365	220,177	7,461	212,716
Loss from investments in U.S. residential developments	—	—	—	—	79,579	(79,579)
Limited partners' share of FFO adjustments	41,720	12,204	29,516	171,498	30,388	141,110
FFO attributable to Tricon's shareholders	$(32,149)	$(4,365)	$(27,784)	$(96,181)	$6,125	$(102,306)

Core FFO from U.S. and Canadian multi-family rental	2,318	7,199	(4,881)	13,805	27,977	(14,172)
Income from equity-accounted investments in multi-family rental properties	(33,961)	(427)	(33,534)	(75,333)	(746)	(74,587)
Income from equity-accounted investments in Canadian residential developments	(10,085)	(8,293)	(1,792)	(8,200)	(13,378)	5,178
Deferred tax expense	53,507	32,188	21,319	234,483	41,824	192,659
Current tax impact on sale of U.S. multi-family rental portfolio	—	—	—	(44,502)	—	(44,502)
Interest on convertible debentures	—	2,506	(2,506)	6,732	9,927	(3,195)
Interest on Due to Affiliate	4,312	4,312	—	17,250	5,654	11,596
Amortization of deferred financing costs, discounts and lease obligations	3,917	3,730	187	16,571	10,922	5,649
Equity-based, non-cash and non-recurring compensation (1),(2)	56,050	2,222	53,828	66,262	8,719	57,543
Other adjustments	1,721	2,358	(637)	21,134	16,193	4,941
Core FFO attributable to Tricon's shareholders	$45,630	$41,430	$4,200	$152,021	$113,217	$38,804

Recurring capital expenditures (3)	(9,082)	(7,445)	(1,637)	(30,427)	(27,875)	(2,552)
AFFO attributable to Tricon's shareholders	$36,548	$33,985	$2,563	$121,594	$85,342	$36,252

(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized. For the three and twelve months ended December 31, 2021, the Company paid $196 of performance fees (2020 - nil), which is netted from the adjustment for equity-based, non-cash and non-recurring compensation.

(2) Performance share unit (PSU) expense of $1,520 and $3,633 for the three and twelve months ended December 31, 2020, respectively, have been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,520 and $3,633 increase in Core FFO and AFFO for the three and twelve months ended December 31, 2020, respectively.

(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditure.

RECONCILIATION OF SINGLE-FAMILY RENTAL NOI AND SAME HOME NOI

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars)	2021	2020	2021	2020

Net operating income (NOI), proportionate same home portfolio	$50,602	$45,881	$194,292	$181,176
Net operating income (NOI), proportionate non-same home portfolio	8,752	4,595	27,363	16,352
Net operating income (NOI), proportionate total portfolio	59,354	50,476	221,655	197,528
Limited partners' share of NOI(1)	24,001	13,243	74,320	48,212
Net operating income from single-family rental properties per financial statements	$83,355	$63,719	$295,975	$245,740
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the year ended December 31
(in thousands of U.S. dollars)	2021	2020	Variance	% Variance

Total revenue from rental properties	$286,673	$270,689	$15,984	5.9%
Total direct operating expenses	92,381	89,513	2,868	3.2%

Net operating income (NOI)(1)	$194,292	$181,176	$13,116	7.2%
Net operating income (NOI) margin(1)	67.8%	66.9%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definition.
RECONCILIATION OF U.S. MULTI-FAMILY RENTAL NOI

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars)	2021	2020	2021	2020

Net operating income (NOI), proportionate portfolio	$3,916	$—	$14,266	$—
Less: net operating income (NOI) in discontinued operations	—	—	(3,245)	—
Interest expense, proportionate portfolio	(1,388)	—	(4,150)	—
Other expenses, proportionate portfolio	(426)	—	(2,005)	—
Fair value gain on multi-family rental properties, proportionate portfolio	29,782	—	68,212	—
Income from equity-accounted investments in U.S. multi-family rental properties per financial statements(1)	$31,884	$—	$73,078	$—

Net operating income (NOI), proportionate portfolio(2)	$—	$3,248	$3,245	$13,087
Net operating income (NOI), IFRS reconciliation(2)	—	12,985	12,979	52,351
Interest expense	—	(8,077)	(7,845)	(33,464)
Other expenses	—	(1,546)	(1,176)	(7,067)
Fair value loss on multi-family rental properties	—	—	—	(22,535)
Loss on sale (1)	—	—	(84,427)	—
Net income (loss) from discontinued operations before income taxes per financial statements(1)	$—	$6,610	$(77,224)	$2,372

(1) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in net income from Tricon's U.S. multi-family rental business to be equity-accounted for starting on March 31, 2021 and classified as discontinued operations for all periods prior to that date. The loss on sale was mainly attributable to the derecognition of goodwill.

(2) The total NOI from discontinued operations represents 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. To assist with comparability against financial results after March 31, 2021, the total NOI from discontinued operations has been apportioned between Tricon's retained ownership interest (20%) and Tricon's disposed ownership interest (80%).

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results	IFRS reconciliation	Consolidated results/Total
	A	B	C	D = A+B+C	E	D+E

Assets
Rental properties	$5,404,540	$—	$—	$5,404,540	$2,573,856	$7,978,396
Equity-accounted investments in multi-family rental properties	199,285	—	—	199,285	—	199,285
Equity-accounted investments in Canadian residential developments	—	98,675	—	98,675	—	98,675
Canadian development properties	—	133,250	—	133,250	—	133,250
Investments in U.S. residential developments	—	143,153	—	143,153	—	143,153
Restricted cash	76,020	6,405	757	83,182	40,147	123,329
Goodwill, intangible and other assets	113	—	123,799	123,912	250	124,162
Deferred income tax assets	—	—	96,945	96,945	—	96,945
Cash	65,093	1,116	25,446	91,655	85,239	176,894
Other working capital items (1)	12,043	1,736	44,484	58,263	16,265	74,528
Total assets	$5,757,094	$384,335	$291,431	$6,432,860	$2,715,757	$9,148,617

Liabilities
Debt	2,142,433	34,199	13,962	2,190,594	1,726,839	3,917,433
Due to Affiliate	—	—	256,362	256,362	—	256,362
Other liabilities (2)	120,075	2,854	340,217	463,146	988,918	1,452,064
Deferred income tax liabilities	—	—	461,689	461,689	—	461,689
Total liabilities	$2,262,508	$37,053	$1,072,230	$3,371,791	$2,715,757	$6,087,548

Non-controlling interest	—	—	7,275	7,275	—	7,275

Net assets attributable to Tricon's shareholders	$3,494,586	$347,282	$(788,074)	$3,053,794	$—	$3,053,794

Net assets per share (3)	$12.84	$1.28	$(2.90)	$11.22
Net assets per share (CAD) (3)	$16.28	$1.62	$(3.68)	$14.22
(1) Other working capital items include amounts receivable and prepaid expenses and deposits.

(2) Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.

(3) As at December 31, 2021, common shares outstanding were 272,176,046 and the USD/CAD exchange rate was 1.2678.
TOTAL AUM

	December 31, 2021		December 31, 2020
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$6,816,668	49.6%	$2,850,004	32.2%
Principal AUM	6,919,664	50.4%	5,997,489	67.8%
Total AUM	$13,736,332	100.0%	$8,847,493	100.0%

(1) The Company changed its definition of AUM in the current year in order to better align with the fair value of the assets comprising a portion of the AUM. The AUM in the comparative period has been updated to conform with the current period presentation. This change resulted in increases of $296,646 and $95,917 in third-party AUM and principal AUM, respectively, for a total increase of $392,563 in the total AUM as at December 31, 2020.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended December 31, 2021
Net income attributable to Tricon's shareholders from continuing operations	$125,122	$—	$125,122
Interest expense	24,297	11,351	35,648
Current income tax expense	615	—	615
Deferred income tax expense	53,507	—	53,507
Amortization and depreciation expense	2,818	—	2,818
Fair value gain on rental properties	(219,899)	(41,777)	(261,676)
Fair value gain on Canadian development properties	(10,098)	—	(10,098)
Fair value loss on derivative financial instruments and other liabilities	72,726	57	72,783
Look-through EBITDAre adjustments from non-consolidated affiliates	(40,089)	—	(40,089)
EBITDAre, consolidated	$8,999	$(30,369)	$(21,370)

Equity-based, non-cash and non-recurring compensation	56,050	—	56,050
Other adjustments (1)	308	38	346
Limited partners' share of EBITDAre adjustments	—	30,331	30,331
Non-controlling interest's share of EBITDAre adjustments	(219)	—	(219)
Adjusted EBITDAre	$65,138	$—	$65,138

Adjusted EBITDAre (annualized)			$260,552
(1) Includes the following adjustments:

(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$3,792	$38	$3,830
Realized and unrealized foreign exchange loss	407	—	407
Look-through other adjustments from non-consolidated affiliates	211	—	211
Lease payments on right-of-use assets	(643)	—	(643)
Other non-recurring adjustments	(3,459)	—	(3,459)
Total other adjustments	$308	$38	$346
PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	December 31, 2021

Pro-rata assets of consolidated entities (1)	$6,134,900

U.S multi-family rental properties	343,499
Canadian multi-family rental properties	40,629
Canadian residential developments	207,772
Pro-rata assets of non-consolidated entities	591,900
Pro-rata assets, total	$6,726,800
Pro-rata assets (net of cash), total (2),(3)	$6,542,032

(1) Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.

(2) Reflects proportionate cash and restricted cash of $174,837 as well as pro-rata cash and restricted cash of non-consolidated entities of $9,931.
(3) Non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition.

PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	December 31, 2021

Pro-rata debt of consolidated entities	$2,190,594

U.S. multi-family rental properties	160,017
Canadian multi-family rental properties	18,748
Canadian residential developments	101,707
Pro-rata debt of non-consolidated entities	280,472

Pro-rata debt, total	$2,471,066
Pro-rata net debt, total (1) ,(2)	$2,286,298
Pro-rata net debt to assets	34.9%
(1) Reflects proportionate cash and restricted cash of $174,837 as well as pro-rata cash and restricted cash of non-consolidated entities of $9,931.
(2) Non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition.
RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	December 31, 2021

Equity-accounted investments in U.S. multi-family rental properties
Tricon's pro-rata share of assets	$343,499
Tricon's pro-rata share of debt	(160,017)
Tricon's pro-rata share of working capital and other	(5,084)
Equity-accounted investments in U.S. multi-family rental properties	178,398

Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$40,629
Tricon's pro-rata share of debt	(18,748)
Tricon's pro-rata share of working capital and other	(994)
Equity-accounted investments in Canadian multi-family rental properties	20,887

Equity-accounted investments in multi-family rental properties	$199,285

Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets	$207,772
Tricon's pro-rata share of debt	(101,707)
Tricon's pro-rata share of working capital and other	(7,390)
Equity-accounted investments in Canadian residential developments	$98,675

PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	December 31, 2021

Pro-rata debt of consolidated entities, excluding development and subscription facilities (1)	$2,020,692

U.S. multi-family rental properties debt	160,017
Canadian multi-family rental properties debt	18,748
Pro-rata debt of non-consolidated entities (stabilized properties)	178,765

Pro-rata debt (stabilized properties), total	$2,199,457
Pro-rata net debt (stabilized properties), total (2)	$2,027,076

Adjusted EBITDAre (annualized) (3)	$260,552
Pro-rata net debt to Adjusted EBITDAre (annualized)	7.8x

(1) Excludes $34,199 of development debt directly related to the consolidated Canadian development portfolio and $135,703 of subscription facilities related to acquisitions of vacant single-family homes, which do not currently contribute to Adjusted EBITDAre.

(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $167,096 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $5,285.

(3) Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to adjusted EBITDAre table above.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion and incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS, consistent with its FFO calculation methodology described above.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity‐accounted investments, in both debt and Adjusted EBITDAre, by calculating pro‐rata leverage on a look‐through basis (excluding debt directly related to the Canadian development portfolio and subscription facilities related to acquisitions of vacant single-family homes, which do not currently contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio and subscription facilities related to acquisitions of vacant single-family homes, which do not currently contribute to Adjusted EBITDAre).

____________
1 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
2 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
3 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Contacts

Wissam Francis
EVP & Chief Financial Officer
Tel: 416-323-2484
Email: wfrancis@triconresidential.com

Wojtek Nowak
Managing Director, Capital Markets
Tel: 416-925-2409
Email: wnowak@triconresidential.com